UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549


                               FORM 12b-25


                       NOTIFICATION OF LATE FILING



SEC FILE NUMBER: 01558
CUSIP NUMBER:  138108-10-5



Check one:  X Form 10-K       Form 20-F       Form 11-K
           ---             ---             ---
                    Form 10-Q          Form N-SAR
                 ---                ---

                  For Period Ended:   November 30, 1996

PART I. - REGISTRANT INFORMATION

     A.   Full Name of Registrant - Canterbury Corporate
Services, Inc.

     B.   Address of Principal Office - 1600 Medford Plaza, Route
70 & Hartford Road, Medford, New Jersey 08055.

PART II. - RULES 12b-25(b) AND (c)

     The subject report could not be filed without reasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b). The Registrant states the following:

     A. The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     B. The subject annual report on Form 10-K will be filed on or before the fifteenth calendar day following the prescribed due date;

     C. The accountant's statement or other exhibit required by Rule 12b-25(c)) is not applicable.

PART III. - NARRATIVE

     The Registrant's annual report on Form 10-K could not be filed within the prescribed time period due to the accountants requiring additional time to prepare the financials of the Registrant because of the finalization of settlement negotiations concerning the Registrant's lawsuit versus its Bank.

PART IV. - OTHER INFORMATION

     A.   Name of Person to Contact in Regard to this
Notification:     William N. Levy, Esq.  (609) 751-9494.

     B. All other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the Registrant was required to file such reports.

     C. It is not anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report.


     CANTERBURY CORPORATE SERVICES, INC. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


                         By:  /s/Stanton M. Pikus
                              ----------------------------
                              Stanton M. Pikus, President

Date:  February 27, 1997